Attention Business Editors:

Arizona Star appoints Special Committee to consider bid by Bema Gold

VANCOUVER, Dec. 21 /CNW/ - Arizona Star Resource Corp. (TSX-V:AZS) announced today that its Board of Directors has appointed a Special Committee of the Board in connection with the proposed take-over bid for the Company's shares announced yesterday by Bema Gold Corporation. The members of the Special Committee are Messrs. Rudi P. Fronk (Chairman), James S. Anthony and Thomas C. Dawson. The Board has authorized the Special Committee to review the proposed bid and, if appropriate, to initiate steps designed to maximize value for all Arizona Star shareholders. The Special Committee intends to engage an investment adviser to assist it in that process. Fraser Milner Casgrain LLP has been engaged as the Company's legal counsel.

Paul Parisotto, the new President and CEO of Arizona Star, said that an initial assessment of Bema Gold's proposed bid of 1.85 Bema common shares for each share of Arizona Star suggests that "the Bema bid is unreasonably low based on Bema Gold's own publicly disclosed valuation of Arizona Star's interest in the Cerro Casale gold-copper project located in Chile. Our responsibility as directors of Arizona Star is to obtain the best possible value for our shareholders."

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24% interest in the project.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

/For further information: please contact: Paul A. Parisotto, President and CEO, 390 Bay Street, Suite 2020, Toronto, ON, M5H 2Y2,

Tel.: (416) 369-9333/